February 2, 2009
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	JDA Software Group, Inc. Response to your letter dated January 16, 2009 concerning Definitive Proxy Statement on Schedule 14A filed April 11, 2008, File No. 000-27876
Dear Mr. Kronforst:
     We have received your letter dated January 16, 2009 regarding your additional comments in connection with our response letter dated December 23, 2008 and the above-referenced filing. Below is our written response to each comment.
Definitive Proxy Statement Filed April 11, 2008
Comment 1. – Executive Compensation Elements in 2007, Annual Bonuses, page 20. We note your response to prior comment number 9. We do not agree with your conclusion that tabular disclosure of bonus awards under your non-equity compensation plan does not need to be made in columns (c) through (e) of the Grants of Plan-Based Awards table because all cash bonuses earned by your named executive officers were paid prior to the filing date of your definitive proxy statement and were reflected in the Summary Compensation Table. Item 402(d) of Regulation S-K requires disclosure concerning each grant of an award made to a named executive officer in the last completed fiscal year under any plan. See also Question 119.05 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations. The amounts specified by Item 402(d)(2)(iii) of Regulation S-K should be disclosed in columns (c) through (e) of your Grants of Plan-Based Awards table; the heading over the columns may be changed to “Estimated possible payouts under non-equity incentive plan awards.” See Question 120.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K. In your response letter, please include a representation that you will comply with this in future filings.
     We confirm that we will disclose our non-equity incentive plan bonus award amounts in columns (c) through (e) of our Grants of Plan-Based Awards table in all future filings with the SEC

Mr. Mark Kronforst

February 2, 2009
pursuant to Item 402(d)(1) and Item 402(d)(2)(iii) of Regulation S-K. We may change the heading over columns (c) through (e) to “Estimated Potential Payouts Under Non-Equity Incentive Plan Awards” pursuant to the guidance provided under Question 120.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K.
     For example, the bonuses reported for the Named Executive Officers (“NEO”) in the Summary Compensation Table represent the total dollar value of non-equity cash incentive awards earned by the NEO for services performed under the annual Cash Incentive Plan for 2007. The total cash incentive awards were accrued and expensed by the Company in 2007, however, a portion of the awards were not actually paid until February 2008.
     The target and actual bonuses earned by the NEO under the 2007 Cash Incentive Plan were discussed in our previous response dated December 23, 2008 and would be reported in the Grants of Plan-Based Awards Table under columns (c) through (e) as follows:

	Estimated Potential Payouts Under 2007 Non-Equity
	Incentive Plan Awards
		Actual	Actual	Total Actual
	Target	Awards	Awards	Awards
	Awards	Paid in 2007	Paid in 2008	Paid
	($)	($)	($)	($)
Hamish N. Brewer	$350,000	$218,750	$126,000	$344,750
Kristen L. Magnuson	225,000	140,625	81,000	221,625
Christopher J. Koziol	275,000	171,875	99,000	270,875
Philip Boland	250,000	161,200	90,000	251,200
Laurent F. Ferrere II	250,000	62,500	90,000	152,500
Comment 2. – Equity-Based Awards, page 21. We note your response to prior comment number 11. We do not agree with your conclusion that tabular disclosure of bonus awards under your equity compensation plan does not need to be made in columns (f) through (h) of your Grants of Plan-Based Awards table because all awards earned by your named executive officers were issued prior to the filing date of your definitive proxy statement, and were reflected in the Summary Compensation Table and disclosed under column (i) of your Grants of Plan-Based Awards table. The amounts specified by Item 402(d)(2)(iv) of Regulation S-K should be disclosed in columns (f) through (h) of your Grants of Plan-Based Awards table; you may change the heading over the columns to “Estimated possible payouts under the equity incentive plan awards.” See Question 120.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K. In your response letter, please include a representation that you will comply with this in future filings.

Mr. Mark Kronforst

February 2, 2009
     We confirm that we will disclose our bonus awards under our equity compensation plan in columns (f) through (h) of our Grants of Plan-Based Awards table in all future filings with the SEC pursuant to Item 402(d)(1) and Item 402(d)(2)(iv) of Regulation S-K. We may change the heading over columns (f) through (h) to “Estimated Potential Payouts Under Equity Incentive Plan Awards” pursuant to the guidance provided under Question 120.02 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations of Regulation S-K.
     For example, the NEO stock awards presented in the Summary Compensation Table represent the total grant date fair value of the contingently issuable restricted stock unit awards granted under the Integration Plan. Pursuant to the instructions in Item 402 (c) (2) (v), column (e) of the Summary Compensation Table should only include the dollar amount of the stock awards recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R. Since only two-thirds of the grant date fair value was recognized by the Company as share-based compensation in 2007 using graded vesting, the reported amounts in the Summary Compensation Table should have been reported in column (e) as follows:

	Stock Awards ($)
	As Reported	Corrected
Contingently Issuable Restricted Stock Unit Awards:
Hamish N. Brewer	$1,109,024	$739,352
Kristen L. Magnuson	554,509	369,675
Christopher J. Koziol	776,310	517,543
Philip Boland	332,708	221,807
Laurent F. Ferrere II	306,544	204,356

	3,079,095	$2,052,733

Restricted Stock Awards:
Laurent F. Ferrere II	394,800	49,350

	$3,473,895	$2,1802,083

     The Company recognized share-based compensation in 2007 on the contingently issuable restricted stock unit awards pursuant to FAS 123R; however, none of the awards were vested as of December 31, 2007. The target, maximum and actual contingently issuable restricted stock awards issued to the NEO were previously provided in our response dated December 23, 2008.
     The target, maximum and actual stock awards for each NEO would be reported in the Grants of Plan-Based Awards Table in columns (f) through (g) and the grant date fair values of the awards would be reported under column (l) as follows:

Mr. Mark Kronforst

February 2, 2009

		Estimated Potential Payouts Under
		Equity Incentive Plan Awards
		Target	Maximum	Actual	Grant Date
	Grant	Awards	Awards	Awards	Fair Value of
	Date	(#)	(#)	(#)	Awards ($)

Contingently Issuable Restricted Stock Awards:

Hamish N. Brewer	3/13/07 5/14/07	65,905 8,721	82,381 10,901	65,410 8,656	$955,640 153,384

		74,626	93,282	74,066	$1,109,024

Kristen L. Magnuson	3/13/07 5/14/07	32,953 4,360	41,191 5,450	32,706 4,327	$477,835 76,674

		37,313	46,641	37,033	$554,509

Christopher J. Koziol	3/13/07 5/14/07	46,134 6,104	57,668 7,630	45,788 6,058	$668,963 107,347

		52,238	65,298	51,846	$776,310

Philip Boland	3/13/07 5/14/07	19,772 2,616	24,715 3,270	19,624 2,596	$286,707 46,001

		22,388	27,985	22,220	$332,708

Laurent F. Ferrere II	7/20/07	15,000	18,750	14,888	$306,544

Restricted Stock Awards:
Laurent F. Ferrere II	7/9/07			20,000	$394,800
     The footnotes previously included with the Grants of Plan-Based Awards Table would still apply.
     Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.

Mr. Mark Kronforst

February 2, 2009

Sincerely,
/s/ Kristen L. Magnuson
Kristen L. Magnuson
Executive Vice President and Chief Financial Officer

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